UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CENTURY ALUMINUM COMPANY

Name of Issuer

COMMON STOCK, $0.01 Par Value

(Title of Class of Securities)

156431 10 8

(CUSIP Number)

Brendan Dowling

Ocorian Limited
26 New Street

St Helier, Jersey JE2 3RA

+44 1534 844802

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 15, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Givolon Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Jersey

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: None
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions) CO

(1) Notwithstanding the relationships described in Item 6 of this Schedule 13D/A, the Reporting Persons expressly disclaim being members of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with Glencore AG or any other person which is not a Reporting Person.

SCHEDULE 13D
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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Ryfold Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Jersey

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: None
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions) CO, HC

(1) Notwithstanding the relationships described in Item 6 of this Schedule 13D/A, the Reporting Persons expressly disclaim being members of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with Glencore AG or any other person which is not a Reporting Person.

SCHEDULE 13D
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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Ocorian Limited in its capacity as trustee of The Ryfold Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Jersey

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: None
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions) OO, HC

(1) Notwithstanding the relationships described in Item 6 of this Schedule 13D/A, the Reporting Persons expressly disclaim being members of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with Glencore AG or any other person which is not a Reporting Person.

SCHEDULE 13D
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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Ocorian Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Jersey

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: None
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions) OO, HC

(1) Notwithstanding the relationships described in Item 6 of this Schedule 13D/A, the Reporting Persons expressly disclaim being members of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with Glencore AG or any other person which is not a Reporting Person.

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 6 of 11

Explanatory Note:

This Amendment No. 2 (“Amendment No. 2”) amends and restates the Schedule 13D originally filed with the Securities and Exchange Commission by Ocorian Limited (formerly known as Estera Trust (Jersey) Limited) in its capacity as trustee of The Ryfold Trust, Ocorian Limited, Ryfold Limited and Givolon Limited on September 15, 2017 and amended on December 15, 2017 (as so amended, the “Statement”), relating to the common stock, par value $0.01 per share (“Common Stock”), of Century Aluminum Company (the “Company”). This Amendment No. 2 reflects changes to Items 2 through 7 of the Statement to report the termination of the financing put in place in 2017.

Item 1.	Security and Issuer

This Statement relates to Common Stock of the Company, a Delaware corporation.

The Company’s principal executive office is located at One South Wacker Drive, Suite 1000, Chicago, Illinois 60606.

Item 2.	Identity and Background

(a) — (c) and (f) This Statement is being filed by Ocorian Limited, formerly known as Estera Trust (Jersey) Limited (“Ocorian”) in its capacity as trustee of The Ryfold Trust (“The Trust”), Ocorian, Ryfold Limited (“Ryfold”) and Givolon Limited (“Givolon” together with Ocorian, The Trust, and Ryfold, the “Reporting Persons”). The Trust is a charitable trust governed under the laws of Jersey. Each of Ocorian, Ryfold and Givolon is a company organized under the laws of Jersey. The business address for each of the Reporting Persons is c/o Ocorian Limited, 26 New Street, St Helier, Jersey JE2 3RA. The Trust is the parent of Ryfold which, together with its subsidiary Givolon, were formed for the purpose of carrying out the transactions described in this Statement, including the financing described in Item 4. Ocorian does not have and disclaims any pecuniary interest in the Common Stock, the Total Return Swap and the Call Options reported herein. The directors of each of Ryfold and Givolon are Ocorian Corporate Services (Jersey) Limited and Circle Corporate Services (Jersey) Limited, each of which is a company organized under the laws of Jersey, and of whose business address is 26 New Street, St Helier, Jersey JE2 3RA. The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of each Reporting Person and of each of Ocorian Corporate Services (Jersey) Limited and Circle Corporate Services (Jersey) Limited, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule 1 hereto, which Schedule 1 is incorporated herein by reference.

(d) — (e) None of the Reporting Persons nor, to the best of their knowledge, any of their respective directors or any of the persons listed on Schedule 1 hereto has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons nor, to the best of their knowledge, any of their respective directors or any of the persons listed on Schedule 1 hereto has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Framework Agreement dated September 14, 2017 (the “Effective Date”), by and between Glencore AG and Givolon (the “Framework Agreement”), among other things, on and as of the Effective Date, (i) Glencore AG transferred 27,500,000 shares of Common Stock, representing approximately 31% of the then issued and outstanding shares of Common Stock (the “Specified Shares”) to Givolon (a wholly-owned subsidiary of Glencore AG at such time) for aggregate purchase price of $495,845,625 (the “SPA Purchase Price”), and (ii) Glencore AG and Givolon entered into the stock-settled Century TRS (as further described and defined in Item 6 below) and Glencore AG acquired from Givolon the American-style Century Call Option (as further described and defined in Item 6 below) which give Glencore AG the right to acquire from Givolon a number of shares of Common Stock equivalent to the Specified Shares, for aggregate consideration (the “Settlement Price”) equal to, in either case, the SPA Purchase Price, which (x) in the case of the Century TRS, is the final settlement amount payable by Glencore AG to Givolon, and (y) in the case of the Century Call Option, is the combined amount of the premium (which is equal to 85% of the SPA Purchase Price) and the exercise price (which is equal to 15% of the SPA Purchase Price) payable by Glencore AG to Givolon. Eighty-five percent of the SPA Purchase Price and the Century Call Option premium were paid on the Effective Date by set-off of against each other, and the remaining 15% of the SPA Purchase Price will be paid by set-off against the Century Call Option exercise price or 15% of the final settlement amount payable under the Century TRS, as applicable. Subsequently, on the Effective Date, Ryfold entered into a Joinder Agreement in favor of Glencore AG and Givolon by which Ryfold became a party to the Framework Agreement (the “Joinder Agreement”) and pursuant to which (A) Glencore AG transferred 100% of Givolon’s equity interests (the “Givolon Shares”) to Ryfold for aggregate consideration of $100, and (B) Glencore AG acquired from Ryfold the American-style Givolon Call Option (as further described and defined in Item 6 below) which gives Glencore AG the right to acquire the Givolon Shares from Ryfold. The transactions provided for under the Framework Agreement and the other agreements that form a part thereof (together with the Framework Agreement, the “Transaction Agreements”) are collectively referred to as the “Givolon Transactions.” The Givolon Transactions were entered into in connection with a Financing, as more fully described in Item 4.

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 7 of 11

Effective November 15, 2022, the Givolon Credit Facility (as defined below) was terminated and the related security interest created under the Security Deed (as defined below) was released, and in connection therewith, pursuant to a Deed of Termination made and dated the 15 December 2022 between Glencore AG, Givolon and Ryfold (the “Deed of Termination”), Glencore AG and Givolon terminated the Glencore Loan Agreement (as defined below) and Glencore AG, Givolon and Ryfold terminated and cancelled all of their respective rights and obligations under the Transaction Agreements and simultaneously therewith Givolon (at the direction of Glencore AG) transferred the Specified Shares to Glencore International AG, the direct parent company of Glencore AG.

The Transaction Agreements are summarized below in Item 6 which summaries are hereby incorporated by reference into this Item 3.

Item 4.	Purpose of the Transaction

The Framework Agreement and the Givolon Transactions, including Glencore AG’s transfer of the Specified Shares to Givolon and transfer of the Givolon Shares to Ryfold, were entered into in connection with and in order to facilitate a financing pursuant to which Givolon would enter into (x) a financing facility with certain lenders to be secured by a pledge of the Specified Shares and (y) a financing facility to lend to Glencore AG the proceeds of such lender financing on a back-to-back basis (the “Financing”). Pursuant to the Transaction Agreements, Givolon has irrevocably transferred and granted to Glencore AG the sole and exclusive right to vote and direct the voting of the Specified Shares, and Glencore AG retains an economic interest in an equivalent number of shares. On December 15, 2017, Givolon and Glencore AG, together with HSBC Corporate Trustee Company (UK) Limited (the “Security Agent”) and certain of its affiliates in various capacities, entered into agreements providing for the Financing, including a Security Deed between Givolon and the Security Agent, pursuant to which Givolon pledged the Specified Shares to the Security Agent to secure its obligations to the lenders (the “Security Deed”). The Framework Agreement, the other Transaction Agreements and the Security Deed are summarized below in Item 6 which summaries are hereby incorporated by reference into this Item 4. The Deed of Termination and Givolon’s transfer of the Specified Shares to Glencore International AG were entered into and effected in connection with the termination of the Financing.

Except as set forth in this Statement, the Reporting Persons currently have no plans or proposals relating to, transactions, discussions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)       The Reporting Persons beneficially own none (or 0%) of the outstanding Common Stock.

(b)       Not applicable.

(c)       Except for the transfer by Givolon to Glencore International AG of the 27,500,000 shares that constituted the Specified Shares on December 15, 2022, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons listed on Schedule 1 hereto, has engaged in any transaction during the past 60 days in any Common Stock.

(d)       Not applicable.

(e)       As of December 15, 2022, each of the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Givolon Transactions: The Framework Agreement dated the Effective Date among Glencore AG, Givolon and Ryfold, together with the other Transaction Agreements which form a part thereof and which are summarized below, provide for a series of transactions to facilitate the Financing, in which Givolon would pledge the Specified Shares as collateral to secure a credit facility (the “Givolon Credit Facility”) from one or more lenders (the “Givolon Lenders”), the proceeds of which Givolon would use to make loans to Glencore AG (the “Givolon Stock Pledge”). On December 15, 2017, (i) Givolon and the Security Agent and certain of its affiliates in various capacities, entered into agreements providing for the Givolon Credit Facility, including the Security Deed by which Givolon pledged the Specified Shares, together with the Glencore Loan Agreement and the Initial SPA (defined below), to the Security Agent to secure its obligations under the Givolon Credit Facility, and (ii) Givolon and Glencore AG entered into a loan agreement pursuant to which Givolon agreed to lend the proceeds of the Givolon Credit Facility to Glencore AG (the “Glencore Loan Agreement”). The Framework Agreement contemplates that Glencore AG and its affiliates may from time to time transfer additional assets to Givolon, Ryfold and other subsidiaries of Ryfold, to be pledged to secure the Givolon Credit Facility or other credit facilities, and the proceeds of which would be used by Givolon, Ryfold or such other subsidiaries of Ryfold to provide one or more credit facilities to Glencore AG or Glencore AG’s affiliates. Collectively, the transactions contemplated under the Framework Agreement are intended to be treated as a loan of the Specified Shares under Section 1058 of the Internal Revenue Code of 1986, as amended.

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 8 of 11

Initial SPA: On the Effective Date, Glencore AG and Givolon (a wholly-owned subsidiary of Glencore AG at such time) entered into a stock purchase agreement (the “Initial SPA”) pursuant to which, on the Effective Date, Glencore AG sold to Givolon and Givolon purchased from Glencore AG the Specified Shares. Under the terms of the Initial SPA, Glencore AG also granted to Givolon a security interest over certain residual interests (if any) in the Specified Shares to secure the On-Loans (defined below) and other obligations of Glencore to Givolon. The purchase price for the Specified Shares was $495,845,625 (the “SPA Purchase Price”), or $18.03075 per share (the “Per Share Price”), of which $421,468,575 was paid on the Effective Date by set-off against the Century Call Option Premium (as defined below). The remaining portion of the SPA Purchase Price is payable on or prior to December 31, 2022, and will be finally settled by set-off against an equivalent amount of the settlement payment under the Century TRS or the exercise price under Century Call Option, as applicable. Interest will accrue and be payable semi-annually in arrears on portions of the SPA Purchase Price remaining unpaid from time to time, at the rate of 5% per annum, and will be finally settled by set-off against the implied interest amounts payable by Glencore AG under the Century TRS.

Total Return Swap Confirmation and Century Call Option Confirmation: On the Effective Date, Glencore AG and Givolon entered into an ISDA Master Agreement in the form of the 1992 ISDA Master Agreement (Multi-currency – Cross Border) together with a related Schedule thereto (the “Master Agreement”) and (x) a Total Return Swap Confirmation (the “Total Return Swap Confirmation”) by which Glencore AG received economic exposure to and the right to acquire from Givolon a number of shares of Common Stock equal to the number of Specified Shares (the “Subject Shares”) (the “Century TRS”) and (y) a Century Call Option Confirmation (the “Century Call Option Confirmation”) pursuant to which Glencore AG acquired an American-style call option giving it the right to purchase from Givolon, at any time prior to the expiration thereof, a number of shares of Common Stock equal to the Subject Shares (the “Century Call Option”). Under the terms of the Century TRS and the Century Call Option, the Century TRS is scheduled to expire and settle after expiration of the Century Call Option, so that Glencore AG will acquire the Subject Shares under the Century TRS if Glencore AG does not exercise the Century Call Option. In addition, as described further below, the Century TRS will automatically terminate, with no remaining obligations on the part of either party, upon settlement of the Century Call Option. As a result, under the Century TRS and the Century Call Option, Glencore AG has the right to acquire and Givolon has the obligation to deliver to Glencore AG an aggregate number of shares equal to the Subject Shares.

Total Return Swap Confirmation: The Century TRS is scheduled to settle on December 31, 2022 (the “Settlement Date”). The Century TRS will automatically terminate with no obligations on the part of either party upon settlement of the Century Call Option or if Glencore AG acquires Givolon. Under the Century TRS, (i) with respect to the period of time prior to the settlement of the Century TRS, (A) Glencore AG will be obligated to pay to Givolon certain fees equivalent to an implied interest return for Givolon (which will be finally settled by set-off against the interest payments Givolon owes Glencore AG on the remaining unpaid SPA Purchase Price under the Initial SPA), and (B) Givolon will be obligated to pay to Glencore AG an amount equal to any dividends and other distributions that would have been paid by the Company on the Common Stock referenced by the Century TRS, as well as, in the event of an enforcement on the Specified Shares pledged as collateral to secure the Financing, any excess sale proceeds not applied to discharge the obligations under the Financing and paid over to Givolon by the Givolon Lenders; and (ii) at settlement of the Century TRS, Glencore AG and Givolon would enter into an agreement, the terms of which are agreed to under the Framework Agreement, under which (A) Givolon would deliver the Subject Shares to Glencore AG, and (B) Glencore AG would be obligated to pay to Givolon the Century TRS reference price which is equal to the Per Share Price for each Subject Share, which would be finally settled (x) by set-off against any remaining unpaid SPA Purchase Price to be paid by Givolon under the Initial SPA and (y) the remainder in cash.

Century Call Option Confirmation: The Century Call Option is scheduled to expire on the same date as the Settlement Date for the Century TRS (the “CCO Expiration Date”). The Century Call Option is exercisable at Glencore AG’s election any time on or prior to its expiration, at an exercise price equal to $2.70462 per share of Common Stock, which would be finally settled by set-off against any remaining unpaid SPA Purchase Price to be paid by Givolon under the Initial SPA. Glencore AG paid Givolon, by set-off against the SPA Purchase Price under the Initial SPA, a premium of $15.32613 per share for the Century Call Option (the aggregate of such amount, the “Century Call Option Premium”).

Voting Authorization Agreement: On the Effective Date, Glencore AG and Givolon entered into a Voting Authorization Agreement (the “Voting Authorization Agreement”) pursuant to which Givolon granted to Glencore AG the sole and exclusive right and power, with power of delegation and substitution, to vote and to direct the voting of the Specified Shares. The Voting Authorization Agreement runs with the Specified Shares and is irrevocable and remains in effect until Glencore’s acquisition of the Subject Shares under the Century TRS or the Century Call Option, or Glencore’s acquisition of Givolon, but is subject to the rights of the lenders in the Financing following a default.

Givolon SPA: On the Effective Date, Glencore AG and Ryfold entered into a share purchase agreement (the “Givolon SPA”) pursuant to which, on the Effective Date, Glencore AG sold to Ryfold and Ryfold purchased from Glencore AG the Givolon Shares for an aggregate purchase price of $100.

Givolon Call Option: On the Effective Date, Glencore AG and Ryfold entered into a Call Option Agreement (the “Givolon Call Option Agreement”) pursuant to which Glencore AG acquired an American-style call option that gives Glencore AG the right to purchase the Givolon Shares for an aggregate exercise price of $100 (the “Givolon Call Option”). The Givolon Call Option will expire and terminate on the tenth (10th) anniversary of the Effective Date, and is exercisable at Glencore AG’s election any time on or prior to its expiration. Glencore AG paid Ryfold an aggregate premium of $100 for the Givolon Call Option.

SCHEDULE 13D
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Security Deed: On December 15, 2017, Givolon pledged the Specified Shares, together with its rights and interests under the Glencore Loan Agreement and the Initial SPA, pursuant to the Security Deed to secure the Givolon Credit Facility which provides for a revolving margin loan facility of up to a maximum principal amount of $170,000,000, subject to certain loan-to-value requirements, the proceeds of which must be used to fund loans to Glencore AG. The Givolon Credit Facility remains available until terminated by the lenders, provided that each loan thereunder will mature on the first anniversary of its disbursement, but may be extended for up to four additional 1-year terms upon request by Givolon and agreement by the lenders. The Givolon Credit Facility contains covenants, events of default and other terms and conditions customary for facilities of this type. On December 15, 2017, Givolon and Glencore AG entered into the Glencore Loan Agreement, which provides for back-to-back loans (“On-Loans”) from Givolon to Glencore AG with the proceeds of loans under the Givolon Credit Facility. Payments due under the Givolon Credit Facility will result in payments being due under the Glencore Loan Agreement and vice versa. Glencore AG’s obligations to Givolon under the Glencore Loan Agreement are guaranteed by Glencore plc.

Termination of the Financing: Effective November 15, 2022, the Givolon Credit Facility was terminated and the related security interest created under the Security Deed was released, and in connection therewith, pursuant to the Deed of Termination, effective December 15, 2022 Glencore AG and Givolon terminated the Glencore Loan Agreement and Glencore AG, Givolon and Ryfold terminated and cancelled all of their respective rights and obligations under the Transaction Agreements and simultaneously therewith Givolon (at the direction of Glencore AG) transferred the Specified Shares to Glencore International AG, the direct parent company of Glencore AG.

The foregoing descriptions of the Framework Agreement, Joinder Agreement, Initial SPA, Master Agreement, Total Return Swap Confirmation, Century Call Option Confirmation, Voting Authorization Agreement, Givolon SPA, Givolon Call Option Agreement, the Security Deed and the Deed of Termination do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of such documents and agreements, which are filed herewith or were previously filed with the Securities and Exchange Commission as exhibits to this Statement, and are hereby incorporated herein by reference.

Except for terms of Deed of Termination described above in this Item 6, to the best knowledge of the Reporting Persons, there exists no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement, dated December 15, 2022 among Ocorian Limited in its capacity as trustee for The Ryfold Trust, Ocorian Limited, Ryfold Limited and Givolon Limited relating to the filing of a joint statement on Schedule 13D.

2.	Framework Agreement, dated September 14, 2017, between Glencore AG and Givolon Limited (Incorporated by reference to Exhibit 2 to the Schedule 13D filed with the Securities and Exchange Commission on September 15, 2017).

3.	Stock Purchase Agreement, dated September 14, 2017, between Glencore AG and Givolon Limited (Incorporated by reference to Exhibit 3 to the Schedule 13D filed with the Securities and Exchange Commission on September 15, 2017).

4.	Schedule to the ISDA Master Agreement, dated September 14, 2017, between Glencore AG and Givolon Limited (Incorporated by reference to Exhibit 4 to the Schedule 13D filed with the Securities and Exchange Commission on September 15, 2017).

5.	Total Return Swap Confirmation, dated September 14, 2017, between Glencore AG and Givolon Limited (Incorporated by reference to Exhibit 5 to the Schedule 13D filed with the Securities and Exchange Commission on September 15, 2017).

6.	Call Option Confirmation, dated September 14, 2017, between Glencore AG and Givolon Limited (Incorporated by reference to Exhibit 6 to the Schedule 13D filed with the Securities and Exchange Commission on September 15, 2017).

7.	Voting Authorization Agreement, dated September 14, 2017, between Glencore AG and Givolon Limited (Incorporated by reference to Exhibit 7 to the Schedule 13D filed with the Securities and Exchange Commission on September 15, 2017).

8.	Joinder Agreement, dated September 14, 2017, between Glencore AG, Givolon Limited and Ryfold Limited (Incorporated by reference to Exhibit 8 to the Schedule 13D filed with the Securities and Exchange Commission on September 15, 2017).

9.	Share Purchase Agreement, dated September 14, 2017, between Glencore AG and Ryfold Limited (Incorporated by reference to Exhibit 9 to the Schedule 13D filed with the Securities and Exchange Commission on September 15, 2017).

10.	Call Option Agreement, dated September 14, 2017, between Glencore AG and Ryfold Limited (Incorporated by reference to Exhibit 10 to the Schedule 13D filed with the Securities and Exchange Commission on September 15, 2017).

11.	Security Deed, dated December 15, 2017, between Givolon Limited and HSBC Corporate Trustee Company (UK) Limited.

12.	Deed of Termination, dated 15 December 2022, between Glencore AG, Givolon Limited and Ryfold Limited.

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2022

OCORIAN LIMITED in its capacity as trustee of THE RYFOLD TRUST

By:	/s/ Shane Hollywood	/s/ Brendan Dowling
Name:	Shane Hollywood	Brendan Dowling
Title:	Director	Director

OCORIAN LIMITED

By:	/s/ Shane Hollywood	/s/ Brendan Dowling
Name:	Shane Hollywood	Brendan Dowling
Title:	Director	Director

RYFOLD LIMITED

By:	/s/ Shane Hollywood	/s/ Brendan Dowling
Name:	Shane Hollywood	Brendan Dowling
Title:	For and on behalf of Ocorian Corporate Services (Jersey) Limited and Circle Corporate Services (Jersey) Limited, as Corporate Directors of Ryfold Limited

GIVOLON LIMITED

By:	/s/ Shane Hollywood	/s/ Brendan Dowling
Name:	Shane Hollywood	Brendan Dowling
Title:	For and on behalf of Ocorian Corporate Services (Jersey) Limited and Circle Corporate Services (Jersey) Limited, as Corporate Directors of Givolon Limited

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 11 of 11

SCHEDULE 1

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Ocorian Limited, Ryfold Limited and Givolon Limited. Each director and executive officer is an employee of Ocorian Limited. The place of citizenship of each director and executive officer is the United Kingdom except as otherwise indicated below. To the best knowledge of the Reporting Persons, none of the persons listed below beneficially owns any shares of Common Stock.

Directors and Executive Officers of Ocorian Limited:

Name	Principal Occupation	Business address	Share Ownership
Brendan Dowling (Citizen of Ireland)	Director	26 New Street, St Helier, Jersey JE2 3RA

Nicholas Blair Cawley	Director	26 New Street, St Helier, Jersey JE2 3RA

Paul Michel Butel	Director	26 New Street, St Helier, Jersey JE2 3RA

Shane Michael Hollywood	Director	26 New Street, St Helier, Jersey JE2 3RA

Directors and Executive Officers of Ocorian Corporate Services (Jersey) Limited:

Name	Principal Occupation	Business address	Share Ownership
Brendan Dowling (Citizen of Ireland)	Director	26 New Street, St Helier, Jersey JE2 3RA

Emma Victoria Le Boutillier	Director	26 New Street, St Helier, Jersey JE2 3RA

Grant James Barbour	Director	26 New Street, St Helier, Jersey JE2 3RA

Nicholas James Terry	Director	26 New Street, St Helier, Jersey JE2 3RA

Paul Michel Butel	Director	26 New Street, St Helier, Jersey JE2 3RA

Directors and Executive Officers of Circle Corporate Services (Jersey) Limited:

Name	Principal Occupation	Business address	Share Ownership
Brendan Dowling (Citizen of Ireland)	Director	26 New Street, St Helier, Jersey JE2 3RA

Emma Victoria Le Boutillier	Director	26 New Street, St Helier, Jersey JE2 3RA

Grant James Barbour	Director	26 New Street, St Helier, Jersey JE2 3RA

Nicholas James Terry	Director	26 New Street, St Helier, Jersey JE2 3RA

Shane Michael Hollywood	Director	26 New Street, St Helier, Jersey JE2 3RA